Mail Stop 3561

December 17, 2009

Wendy A. Beck
Chief Financial Officer
Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48106

> **Re:**   **Domino's Pizza, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2008**
> **Filed February 24, 2009**
> **Form 10-Q for the Quarterly Periods Ended June 14, 2009 and**
> **September 6, 2009**
> **Filed July 22, 2009 and October 13, 2009**
> **Form 8-K**
> **Filed October 13, 2009**
> **File No. 001-32242**

Dear Ms. Beck:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 28, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Overview, page 27

Business Performance, page 27

1. We note your disclosure of the percentage increases in "global retail sales" for each of the years presented. These percentages appear to represent non-GAAP financial measures because they're computed based on an aggregation of sales of Company-owned stores and franchise stores. Please tell us in detail why you believe your disclosure is appropriate and is not prohibited by Item 10(e) of Regulation S-K. Please note that we would not object to disclosure that quantifies the increases in sales of both Company-owned and franchise stores as long as it is provided in an appropriate context that is useful in understanding your revenues. However, we do not believe revenues earned by franchised stores should be added together with revenues earned by your owned stores to report percentage increases in worldwide sales.

Critical accounting policies and estimates, page 28

2. Your discussion should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and operating performance. As such, please:

    o   provide an analysis of the uncertainties involved in applying critical accounting principles or the variability that is reasonably likely to result from their application over time;
    o   address why estimates or assumptions bear the risk of change and analyze, to the extent material, such factors as how you arrived at each estimate, how accurate your estimates/assumptions have been in the past, how much your estimates/assumptions have changed in the past and whether the estimates/assumptions are reasonably likely to change in the future; and
    o   provide sensitivity analyses based on other outcomes that are reasonably likely to occur and would have a material effect, or information for investors to assess the probability of a future impairment charge when the estimates involve multiple, inter-related assumptions (such as the percentage by which fair value of goodwill exceeded carrying value at the date of the most recent step one test).

    Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial

Condition and Results of Operations available on our website at
http://www.sec.gov/rules/interp/33-8350.htm.

2008 compared to 2007, page 30

3. Where you identify the items contributing to the year over year change in general
and administrative expenses, such as lower advertising and labor expenses
partially offset by increased bad debt expense, please also explain the reasons and
causes for the variations in the expense items.

Liquidity and Capital Resources, page 36

4. Please expand this section to discuss known material trends and uncertainties that
will have, or are reasonably likely to have, a material impact on your revenues or
income or result in your liquidity decreasing or increasing in any material way.
For example, we note your discussion in the third paragraph on page 36 regarding
your decrease in cash provided by operating activities primarily due to a decrease
in net income. Discuss whether you expect this trend to continue and how it may
impact your plans to expand, your available liquidity, or any other factors. Please
provide similar additional analysis concerning the quality and variability of your
earnings and cash flows so that investors can ascertain the likelihood or the extent
past performance is indicative of future performance. Please discuss whether you
expect levels to remain at this level or to increase or decrease. Also, you should
consider discussing the impact of any changes on your earnings. Further, please
discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company,
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address
them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 42

Consolidated Balance Sheets, page 44

5. Please confirm to us that you have stated separately, in the balance sheet or in a
note thereto, other current liabilities in excess of five percent of total current
liabilities. Otherwise, tell us the nature and amount of other current liabilities as
of the most recent balance sheet date in excess of five percent of total current
liabilities and comply with the disclosure requirements of Rule 5-02.20 of
Regulation S-X in future filings.

Consolidated Statements of Comprehensive Income, page 46

6. Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income either on the face of the statement or in the notes to the financial statements as required by paragraph 25 of SFAS 130 (ASC 220-10-45-12).

Notes to Consolidated Financial Statements

Note (1) Description of Business and Summary of Significant Accounting Policies, page 49

Foreign Currency Translation, page 52

7. Please disclose the aggregate foreign currency transaction gain or loss included in net income for each period presented. Refer to paragraph 30 of SFAS 52 (ASC 830-20-45-1 and 50-1).

Revenue Recognition, page 52

8. Please disclose your revenue recognition policy with respect to initial and other franchise fees paid by domestic and international franchisees or tell us why such disclosure is not required. Also disclose the relative contribution to net income of initial franchisee fees if not otherwise apparent from your disclosure elsewhere in the filing, including Management's Discussion and Analysis of Financial Condition and Results of Operations. Refer to paragraph 22 of SFAS 45 (ASC 952-605-50-2).

Note (2) Recapitalizations and Financing Arrangements, page 56

The Fixed Rate Notes and the Variable Funding Notes, page 57

9. Please disclose the amount of restricted net assets of consolidated subsidiaries as of the end of the most recently completed fiscal year. Please also revise the liquidity section under Management's Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of the nature and extent of such restrictions and the impact such restrictions have had and are expected to have on your ability to meet your obligations. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X and paragraph 6 of the Instructions to Item 303(a) of Regulation S-K.

10. Please disclose the specific method(s) and significant assumptions used to estimate fair value of the fixed rate notes. Refer to paragraph 10 of SFAS 107 (ASC 825-10-50-10) for annual periods and FSP FAS 107-1 and APB 28 (ASC 825-10-65-1) for interim periods.

Note (8) Equity Incentive Plans, page 64

11. Please disclose your method for estimating each of the assumptions used in computing the fair value of option grants. Refer to paragraph A240.e.2. of SFAS 123R (ASC 718-10-50-2.f.2).

Note (10) Segment Information, page 67

12. Please disclose the amount of goodwill included in the gain on disposal of company-owned stores during 2008. Refer to paragraph 45.c.3. of SFAS 142 (ASC 350-20-50-1). If no amount of goodwill was included in the gain computation, please tell us the basis in GAAP for your accounting.

13. Please disclose revenues for each group of similar products and services, including food, supplies, software and equipment, franchise fees and royalties or tell us why such disclosure is not meaningful or required by paragraph 37 of SFAS 131 (ASC 280-10-50-40).

Schedule I, page 79

Parent Company Condensed Statements of Cash Flows, page 81

14. Please explain to us why you present dividends from subsidiaries as returns of investments in cash flows from investing activities rather than returns on investments in cash flows from operating activities. Please cite the GAAP literature that supports your presentation.

Definitive Proxy Statement on Schedule 14A

Stock Ownership Information, page 9

Security Ownership of Certain Beneficial Owners, page 9

15. Please disclose by footnote or otherwise the natural person(s) who control Cedar Rock Capital Limited and East Peak Partners, L.P. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Certain Transactions Involving Management or 5% or Greater Shareholders, page 31

Review and Approval of Related Person Transactions, page 31

16. Please disclose whether your policies for review, approval or ratification of transactions required to be reported under Item 404(a) of Regulation S-K are in

writing, and if not, how such policies and procedures are evidenced. Refer to Item 404(b)(iv) of Regulation S-K. In this regard, we note your statement in correspondence to the staff dated September 5, 2008 that at such time your policies were not specifically addressed in writing, but general provisions relating to possible conflicts of interest were addressed in your Code of Business Conduct and Ethics.

Form 10-Q for the Quarterly Period Ended June 14, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Overview, page 11

17. In the last paragraph on page 11 you state that the negative impact from a public relations incident impacted your domestic same store sales. Please expand this discussion to describe the incident and indicate the extent to which you believe your income was affected. Refer to Item 303(a)(3)(i) of Regulation S-K.

Form 10-Q for Fiscal Quarterly Period Ended September 6, 2009

18. Please address the comments above in your interim filings to the extent applicable.

Form 8-K filed October 13, 2009

19. Please include a reconciliation of global retail sales growth and global retail sales growth excluding foreign currency impacts to your reported same store sales growth computed based on revenues reported in accordance with GAAP. The reconciliation should make it clear that global retail sales include retail sales for franchise stores that are not included in revenues reported in accordance with GAAP. Refer to Regulation G, Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

20. Please provide a more thorough explanation of why management believes presentation of global retail sales growth and global retail sales growth excluding foreign currency impact provides useful information to investors regarding your financial condition and results of operations. In particular, you should explain why presentation of global retail sales growth based on an aggregation of revenues of Company-owned and franchise stores is useful to investors in analyzing reported revenues when reported revenues reflect supply chain revenues and royalties based on a percentage of franchise retail sales. Refer to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

21. Please discuss more thoroughly why diluted EPS, as adjusted, is relevant as an operating measure and useful to investors. For example, explain why it's useful to exclude the items to arrive at the non-GAAP measure when the items are recurring in nature and included in income and the manner in which management uses the non-GAAP measure to conduct or evaluate the business. We do not believe a statement that the measure is useful because users benefit from having a consistent basis for comparison between reporting periods meets the intent of Regulation G.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823, or in her absence, Bill Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director